SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches New Integrated Platform of Communication with the Financial Market

Company builds even stronger ties with investors through its new platform which integrates social networks and traditional channels

São Paulo, June 1, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, announces its new financial communications platform, with the launch of a new investor relations portal which is totally integrated with the leading corporate social networks – LinkedIn, Facebook, Seeking Alpha –and its existing Twitter channel, which are in turn now fully integrated with the Company’s more traditional distribution channels, such as e-mail alerts, SMS (mobile phone), RSS and wire broadcasting.

“GOL is the first Brazilian company to launch an integrated financial market communication platform with such a complete interface with the market”, declared Leonardo Pereira, the Company’s Vice President and CFO.

GOL’s IR portal, available at www.voegol.com.br/ir, now has a friendlier interface and a new look. Browsing is quicker and the content has been improved with the inclusion of complete interactive and historical results, as well as historical traffic figures in excel.

Social network accounts can be accessed through the IR site or directly at twitter.com/GOLinvest (Twitter), pt-br.facebook.com/people/Gol-Invest/100001016543278 (Facebook), linkedin.com/in/golinvest (LinkedIn) and seekingalpha.com/user/661914/profile (Seeking Alpha).

“GOL is an innovator in the airline industry and it could not be different in the communication with the market. Navigating around the site has become easier even though the content is more complete. Up to now, GOL is one of the companies in Latin America to give live webcasts of its main presentations in international conferences promoted by financial institutions. It is details like these, plus our ample adherence to the social networks, that make all the difference in terms of market perception”, concluded Pereira.

About GOL Linhas Aéreas Inteligentes S.A.
Contact

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 12 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – Vice President / CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com/GOLinvest
Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : wwww.twitter.com/GOLcomunicacao
Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:June 01, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.